UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  October 3, 2003

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release No. 15 dated October 3, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

October 3, 2003

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 16, 2003
October 3, 2003

FOR IMMEDIATE RELEASE
TSX VENTURE SYMBOL: JPN
OTC BB SYMBOL: JPNJF

J-PACIFIC FORMS ADVISORY COMMITTEE

J-Pacific Gold (the "Company") is pleased to announce that it has formed an Advisory Committee to assist in the continued growth and development of its business. The Committee will advise the Company with respect to business initiatives, opportunities and strategies and assist the Company in expanding its profile and relationships within the global gold community. The initial members of the Advisory Committee are Alexander Korelin, a highly regarded gold industry analyst, Director of American Pacific Bank and publisher of the "Northwest Commentary", Ferdinand Lips, a prominent Swiss banker and author of "Gold Wars", Bill Murphy, the founder of the Gold Anti-Trust Action Committee (GATA) and the proprietor of lemetropolecafe.com, and John Sibley, an international mining and securities lawyer.

Nick Ferris, President and CEO of J-Pacific, stated that "J-Pacific is very pleased that Messrs. Lips, Korelin, Murphy and Sibley have agreed to serve on the Advisory Committee. This is a strong endorsement of the Company's strategic vision and growth potential. More importantly, as we grow and expand, the knowledge, experience and expertise of the members of the Advisory Committee will be an increasingly key resource, which will benefit the Company and all our shareholders."

The Company has granted incentive options to each of member of the Advisory Committee for the purchase of 100,000 common shares at a price of $0.50 per share and for the purchase of 50,000 common shares at a price of $1.00 per share for a period of three years.

On behalf of the Board of Directors,

"N. Ferris"
President and CEO

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

For further information, please contact Nick Ferris - Telephone 1-888-236-5200.